Rentokil Initial

FILE NO: 82-3806

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

2 August 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. James Wilde steps down as Chief Executive and Brian McGowan, Chairman steps into the role of Executive Chairman.
6. Releases to the London Stock Exchange.	6. 6.1 Directorate change. 6.2 Notifications of major interest in shares

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Directorate Change
Released	07:00 27-Jul-04
Number	2441B

RNS Number:2441B
Rentokil Initial PLC
27 July 2004

27th July 2004 - Embargoed until 0700 am

Rentokil Initial plc

James Wilde steps down as Chief Executive

James Wilde, Chief Executive of Rentokil Initial plc, is to leave the company with immediate effect, by mutual consent. Whilst a new Chief Executive is being sought, Brian McGowan, Chairman, will step into the role of Executive Chairman, supported by the Finance Director and the four sector Managing Directors who will continue to be responsible for the day to day management of the businesses.

Brian McGowan said "The Board wishes James well. He initiated a number of much needed changes and the Board is committed to continuing and indeed accelerating the good work that he started.

"As announced at the Company's annual general meeting on 27th May, I continue to lead the review of the business. It remains the Board's intention to present the outcome of that review at the time of the company's interim results, which will be announced, as planned, on 26th August. In the meantime we have no reason to change the statement we made at the AGM regarding the outlook for the full year."

- Ends -

For further information, please contact:
Charles Grimaldi, Corporate Affairs Director 00 44 (0)1342 833022
Gill Ackers / Jonathan Rhodes, Brunswick Group LLP 00 44 (0)20 7404 5959
07974 982382 / 07974 982334
Alex Mackey 07773 787458

END

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'Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	09:57 16-Jul-04
Number	9179A

RNS Number:9179A
Rentokil Initial PLC
16 July 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd, London	20,830
Bank of New York, London	4,353,239
CEDE, New York	5,939,590
JP Morgan/Chase, London	155,588,476
Citibank Nominees Ltd, London	4,450,259
Clydesdale Bank plc, London	3,243,400
Euroclear Bruxelles BIC Mgt, London	18,120
HSBC Bank, London	1,798,290
Mellon Bank, London	10,958,674
Merrill Lynch, London	1,637,300
Northern Trust Company, London	5,216,678
Royal Trust Corp of Canada, London	5,693,270
State Street Nominees Ltd, London	18,941,235

5. Number of shares / amount of stock acquired
15,702,490

6. Percentage of issued class
0.86%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

15 July 2004

11. Date company informed
16 July 2004

12. Total holding following this notification
217,859,361

13. Total percentage holding of issued class following this notification
12.03%

14. Any additional information
NO

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification
Paul Griffiths

Date of notification
16 July 2004

END

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